SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )1

Mullen Automotive Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62526P406

(CUSIP Number)

July 8, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ault Alliance, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,410,629*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,410,629*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,410,629*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.90%**
12	TYPE OF REPORTING PERSON CO

*  Represents shares of common stock issuable upon exercise of Warrants (as defined below) currently owned. Does not include additional shares of common stock issuable upon exercise of Warrants currently owned, as the Warrants may not be exercised to the extent that such exercise would cause the Reporting Person and its affiliates to beneficially own more than 9.90% of the Issuer’s then outstanding common stock (the “Beneficial Ownership Limitation”). On July 8, 2024, the Reporting Person exchanged 76,923 shares of Series E Preferred Stock it owned of the Issuer for a 5% Original Issue Discount Senior Secured Note in the principal amount of $3.2 million (the “Note”) and warrants to purchase 1,150,416 shares of common stock (subject to adjustment) (the “Warrants”).  As of the date of filing of this Schedule 13G, the Reporting Person has fully converted the Note into shares of the Issuer’s common stock and no longer owns such shares. The Warrants have an exercise price equal to $6.07. The Warrants provide for cashless exercise pursuant to which the Reporting Person will receive upon exercise a “net number” of shares of common stock determined according to the following formula: Net Number = (A x B) / C

For purposes of the foregoing formula:

A= The total number of shares with respect to which the Warrant is then being exercised.

B= The Black Scholes Value (as described below).

C= The lower of the two Closing Bid Prices (as defined in the Warrants) of the common stock in the two days prior the time of such exercise, but in any event not less than $0.10.

CUSIP No. 62526P406	13G	Page 3 of 6

For purposes of the cashless exercise, “Black Scholes Value” means the Black Scholes value of an option for one share of common stock at the date of the applicable cashless exercise, as such Black Scholes value is determined, calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the exercise price, as adjusted, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate, (iii) a strike price equal to the exercise price in effect at the time of the applicable cashless exercise, (iv) an expected volatility equal to 135%, and (v) a deemed remaining term of the Warrant of five years (regardless of the actual remaining term of the Warrant).

** Based upon 40,141,186 shares of Common Stock outstanding on August 9, 2024 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2024 and assumes exercise of the Warrants by the Reporting Person up to the Beneficial Ownership Limitation. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

CUSIP No. 62526P406	13G	Page 4 of 6

Item 1(a).	Name of Issuer.

The name of the issuer is Mullen Automotive Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 1405 Pioneer Street, Brea, California 92821.

Item 2(a).	Name of Person Filing.

This statement is filed by Ault Alliance, Inc. (the “Reporting Person”) with respect to the shares of common stock of the Company.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141.

Item 2(c).	Citizenship.

The Reporting Person is a Delaware corporation.

Item 2(d).	Title of Class of Securities.

Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number.

62526P406.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

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(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

The percentages used in this Schedule 13G are calculated based on 40,141,186 shares of Common Stock outstanding on August 9, 2024 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2024

AULT ALLIANCE, INC.

By:	/s/ MILTON C. AULT, III
Name: Milton C. Ault, III
Title: Executive Chairman

AULT LENDING, LLC

By:	/s/ DAVID J. KATZOFF
Name: David J. Katzoff
Title: Manager